

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2011

Dean Konstantine
President, Chief Executive Officer and Director
Nevada Health Scan, Inc.
16459 Pauhaska Place
Apple Valley, CA 92307

    Re: **Nevada Health Scan, Inc.**
             Amendment No. 3 to Form 10-12G
             Filed March 9, 2011
             File No. 000-54231

Dear Mr. Konstantine:

       We have completed our review of your filings and do not have any further comments at this time.

                           Sincerely,

                           Jennifer Gowetski
                           Senior Counsel

cc: Daniel C. Masters, Esq.
        Via *facsimile:* (858) 459-1103